Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 2, 2007

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated June 28, 2007 entitled ‘Jersey Airtel Launches Services’

2.	Stock Exchange Announcement dated June 4, 2007 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated June 5, 2007 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated June 13, 2007 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated June 15, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated June 15, 2007 entitled ‘Vodafone Group Plc’

7.	Stock Exchange Announcement dated June 15, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

8.	Stock Exchange Announcement dated June 18, 2007 entitled ‘Vodafone Group Plc (“the Company”)’

9.	Stock Exchange Announcement dated June 19, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated June 20, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated June 20, 2007 entitled ‘TR-1 (i): Notification of Major Interests in Shares’

12.	Stock Exchange Announcement dated June 21, 2007 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated June 25, 2007 entitled ‘Vodafone Group Plc Annual Information Update’

14.	Stock Exchange Announcement dated June 26, 2007 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated June 27, 2007 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated June 29, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

28 June 2007

JERSEY AIRTEL LAUNCHES SERVICES

Brings a range of innovative products and services to the Island under Airtel-Vodafone brand

Jersey Airtel, a subsidiary of the Bharti Group, today announced the launch of its mobile services on the Island. The Company will offer market-leading products and services under the Airtel-Vodafone brand to customers on the Island, over its full 2G, 3G and HSDPA enhanced network.

To celebrate the launch, Mr. Sunil Bharti Mittal, Chairman & Group CEO, Bharti was in Jersey today to serve the first customer at the Airtel-Vodafone shop, centrally located in Queen Street, St Helier. During his visit, Mr. Mittal also met representatives from the political and business sectors.

Commenting on the launch, Mr. Sunil Bharti Mittal said, “This is a special day for all of us at Bharti and we are delighted at the launch of our services in Jersey. We are committed to bringing world-class services to customers and adding value to communities and businesses on the Island.”

Airtel-Vodafone has launched a range of innovative new products and services and highly competitive price plans offering the Jersey customer real value and choice. The new services include Voice Mail services which allow voice mail messages to be accessed through a customer’s email; a Missed Call Alert service letting customers know who called even when the phone is switched off; an E-Bill service which gives up to date billing information and a new phone to phone method of topping up for pre-paid customers. Additionally the HSDPA capability provides even faster data speeds.

Together with these services Airtel-Vodafone has launched with simple and easy to understand price plans which will re-shape boundaries and break barriers. Calls to key EU and other destinations (e.g. Australia and South Africa) are priced the same as Jersey land line prices. Contract bundles include minutes to all Jersey mobiles and fixed lines, to UK and Guernsey fixed lines, plus an inclusive bundle to UK and Guernsey mobiles. Customers are also being offered significant discounts if they choose to keep their existing handset, thus offering real choice. Two plans have been launched for pre-paid customers, offering flat rates across all networks in Jersey and another rate to all networks across the EU including UK.

Mr. David Watson, Chief Executive of Jersey Airtel added, “We are confident that our customers will be celebrating with us when they experience first-hand the best in global mobile telecommunications. There will be important benefits for both the Jersey consumer and business customers, enabling them to live their lives and do business to the fullest whenever and wherever they are.”

 ENDS

Photo / Interview opportunities

You are invited to attend a press conference at 10am on Thursday 28th June, taking place at Airtel-Vodafone’s offices. At the conference Sunil Bharti Mittal (Chairman and Group CEO - Bharti Enterprises), Sanjay Nandrajog (Executive Director, International Operations and Managed Services -  Bharti Airtel), David Watson (Chief Executive - Jersey Airtel Ltd) and Paul Bahia (Head of Sales, Marketing and Customer Services – Jersey Airtel Ltd) will present full details of the launch products and services. Following the short press conference, media will have the opportunity to interview Mr Mittal.

You are also invited to see Mr Mittal serving the first Airtel-Vodafone customer at the Airtel-Vodafone shop, at 1pm on Thursday 28th June. The shop is located opposite Boots in Queen Street, St Helier.

For more information:
For Jersey Airtel	For Bharti Group:
Sam Watts or Nicola Mauger
Orchid Communications	Raza Khan: +91 98713 91881
Tel: + 44 (0) 1534 888996	Ashutosh Sharma: +91 98187 63772

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors:

About Bharti Group

Bharti is one of India’s leading business groups with interests in telecom, agri business, insurance and retail. Bharti has been a pioneering force in the telecom sector with many firsts and innovations to its credit. Bharti Airtel Limited, a group company, is one of India’s leading private sector providers of telecommunications services with an aggregate of 42.68 million customers as of end of May 2007, consisting of 40.74 million mobile customers. For further information, please visit www.bharti.com

Mr. Sunil Bharti Mittal is celebrated for his entrepreneurial spirit and leadership, which has seen Bharti emerge as one of the most respected business groups in India. He was recently conferred the Padma Bhushan, one of India’s highest civilian honours, by the Government of India and chosen as the Asia Businessman of the Year by Fortune Magazine. He has also been conferred the degree of Doctor of Science by G B Pant University of Agriculture & Technology and Honorary Fellowship of the The Institution of Electronics and Telecommunication Engineers. More recently, he received the Business Standard ‘CEO of the Year’ Award for being at the forefront of India’s phenomenal telecom growth. The award recognizes him for transforming Bharti Airtel into India’s largest private telecom service provider, and for charting new business territories in agriculture, retail and financial services.

About Vodafone

Vodafone is the world’s leading international mobile community group with operations in 25 countries across five continents and over 206 million proportionate customers by the end of March 2007, as well as 38 partner networks. For further information, please visit www.vodafone.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 June 2007

Number of ordinary shares transferred:	10,643,616

Highest transfer price per share:	159.7p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,223,918,687 of its ordinary shares in treasury and has 52,886,222,549 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 June 2007

Number of ordinary shares transferred:	2,510,372

Highest transfer price per share:	160p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,221,408,315 of its ordinary shares in treasury and has 52,891,180,771 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 June 2007

Number of ordinary shares transferred:	483,235

Highest transfer price per share:	159.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,220,925,080 of its ordinary shares in treasury and has 52,910,858,229 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 June 2007

Number of ordinary shares transferred:	675,045

Highest transfer price per share:	158p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,220,250,035 of its ordinary shares in treasury and has 52,911,759,785 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc

Annual Report and Accounts 2007

Annual Review and Summary Financial Statement 2007

Notice of 2007 Annual General Meeting

Copies of the above documents have been submitted to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

The Annual Report and Accounts 2007 and the Annual Review and Summary Financial Statement 2007 are available at www.vodafone.com/investor and the Notice of 2007 Annual General Meeting is available at www.vodafone.com/agm.

At the Annual General Meeting on 24 July 2007 it is proposed that the Company’s Articles of Association be amended, principally as a result of the new regime regarding electronic communications with shareholders. A summary of the proposed changes is set out in the Notice of 2007 Annual General Meeting and the revised Articles of Association are available for inspection at the Company’s registered office and at www.vodafone.com/agm.

The Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge upon request by contacting The Bank of New York at 1-800-555-2470. The Annual Report on Form 20-F is available at www.vodafone.com/investor.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 June 2007 by HBOS Employee Equity Solutions that on 12 June 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 158p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	158
Paul Michael Donovan	158
Alan Paul Harper	158
Terry Dean Kramer	158
Stephen Roy Scott	158

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Ordinary Shares of 11 3/7 cents in the capital of Vodafone Group Plc
	A	B
	Purchased shares	Global Incentive Plan Awards
Arun Sarin*	694,811	592,974
Vittorio Colao*	180,063	153,671
Andrew Halford*	323,189	275,820
Warren Finegold	255,595	218,133
Alan Harper	276,451	235,932
Terry Kramer	134,059	103,849
Simon Lewis	204,794	174,778
Steve Pusey	109,757	93,670
Frank Rövekamp	136,304	142,984

* Denotes Director of the Company

(A)   The Company was advised today by Halifax EES Trustees International Limited that on 15 June 2007 the above named directors and persons discharging managerial responsibility acquired an interest in the number of shares of 11 3/7 cents each in the Company in column A above at the price of 162.6 pence per share pursuant to the rules of the Vodafone Global Incentive Plan. These purchases were made from the proceeds of cash bonuses, after tax and social security, for the year ended 31 March 2007.

(B)   Conditional awards of the number of shares in column B above were granted on 15 June 2007 by the Trustees of the Vodafone Global Employee Share Trust. The awards have been made in accordance with the Vodafone Global Incentive Plan. The shares were awarded at a price of 162.6 pence per share. These shares will normally be transferred to participants on or shortly after the second anniversary of the date of grant of the award, subject to the continued employment of the participants, retention of the shares purchased on 15 June 2007 set out in (A) above until at least 31 March 2009 and the achievement of a performance condition approved by the Remuneration Committee. The condition requires a cumulative adjusted free cash flow target to be met over the two years from 1 April 2007 to 31 March 2009. The free cash flow target will be set by reference to the Group plan over the two year period and the enhancement award will vest if at least 85% of the target is achieved. The free cash flow measure will exclude any one-off/material tax and spectrum/license costs.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Arun Sarin	6,699,675
Vittorio Colao	180,063
Andrew Halford	674,337

The Company was notified of these changes on 15 June 2007.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 June 2007

Number of ordinary shares transferred:	724,556

Highest transfer price per share:	162.9p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,219,525,479 of its ordinary shares in treasury and has 52,913,064,364 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 June 2007

Number of ordinary shares transferred:	1,379,379

Highest transfer price per share:	163.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,218,146,100 of its ordinary shares in treasury and has 52,915,929,977 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This replaces the announcement released at 16:30 today under RNS number 7311Y.
This announcement is being replaced due to the omission of the URL for the
PDF file at the end of the announcement.  All other details remain unchanged.

The full announcement text is shown below.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

VODAFONE GROUP PLC

2.  Reason for the notification (please state Yes/No): (    )

An acquisition or disposal of voting rights: (  Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.  Full name of person(s) subject to the notification obligation (iii):

AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4.  Full name of shareholder(s) (if different from 3.) (iv):

……………..

5.  Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

18/06/2007

6.  Date on which issuer notified:

19/06/2007

7.  Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
B16GWD5	Number of shares 2,575,901,084	Number of voting Rights (viii) 2,575,901,084

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
B16GWD5	Direct 613,397,665	Direct (x) 613,397,665	Indirect (xi) 2,041,266,047	Direct 1.16	Indirect 3.86

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights 2,654,663,712	% of voting rights 5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

* see note under C: Additional Information.

Proxy Voting:

10. Name of the proxy holder:

……………..

11. Number of voting rights proxy holder will cease to hold:

……………..

12. Date on which proxy holder will cease to hold voting rights:

……………..

13. Additional information:

……………..

14. Contact name:

TERRY MARSH

15. Contact telephone number:

020 7003 2637

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

AXA S.A and its group of companies

Contact address (registered office for legal entities):

25 Avenue Matignon, 75008 Paris

Phone number:

……………..

Other useful information (at least legal representative for legal persons):

……………..

B: Identity of the notifier, if applicable (xvii)

Full name:

Terry Marsh

Contact address:

7 Newgate Street, London EC1A 7NX, UK

Phone number:

020 7003 2637

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

AXA IM UK is a 100% direct subsidiary of AXA IM S.A., which is in turn indirectly wholly owned by AXA S.A.

C: Additional information :

*See attached pdf file for 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

http://www.rns-pdf.londonstockexchange.com/rns/7348y_-2007-6-20.pdf

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 June 2007

Number of ordinary shares transferred:	765,900

Highest transfer price per share:	162.3p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,217,380,200 of its ordinary shares in treasury and has 52,917,005,976 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

ANNUAL INFORMATION UPDATE

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of the Vodafone Group Plc Annual Report on 29 May 2007.

Vodafone Group Plc (“Vodafone”) announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public between 25 June 2006 and 22 June 2007. The information referred to in this document was up to date at the time the information was published but may now be out of date. The information contained in this document appears by way of record, and Vodafone is under no obligation to update any information referred to in this document. For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. Regulatory Announcements

Vodafone published the following UK regulatory announcements via a Regulatory Information Service. These announcements can be obtained from the London Stock Exchange’s website, www.londonstockexchange.com/marketnews using the code VOD or from Vodafone’s website at www.vodafone.com

DATE	DESCRIPTION
20.Jun.07	Transaction in Own Shares
19.Jun.07	Transaction in Own Shares
18.Jun.07	Director/PDMR Shareholding
15.Jun.07	Director/PDMR Shareholding
15.Jun.07	Annual Report and Accounts
15.Jun.07	Transaction in Own Shares
13.Jun.07	Transaction in Own Shares
07.Jun.07	Further re AGM resolutions
07.Jun.07	Potential AGM Resolutions
05.Jun.07	Publication of Prospectus
05.Jun.07	Publication of Prospectus
05.Jun.07	Transaction in Own Shares
04.Jun.07	Publication of Prospectus
04.Jun.07	Transaction in Own Shares
31.May.07	Holding(s) in Company
31.May.07	Transaction in Own Shares
29.May.07	Final Results . Part 3
29.May.07	Final Results . Part 2
29.May.07	Final Results . Part 1
29.May.07	Transaction in Own Shares
24.May.07	Director Declaration

DATE	DESCRIPTION
24.May.07	Transaction in Own Shares
23.May.07	Re: Roaming
23.May.07	Info Re: Preliminary Results
22.May.07	Transaction in Own Shares
21.May.07	Holding(s) in Company
18.May.07	Transaction in Own Shares
17.May.07	Holding(s) in Company
17.May.07	Directorate Change
17.May.07	Transaction in Own Shares
16.May.07	Director/PDMR Shareholding
16.May.07	Transaction in Own Shares
14.May.07	Transaction in Own Shares
10.May.07	Transaction in Own Shares
09.May.07	Further re Hutch Essar
08.May.07	Transaction in Own Shares
30.Apr.07	Holding(s) in Company
30.Apr.07	Transaction in Own Shares
26.Apr.07	Transaction in Own Shares
24.Apr.07	Holding(s) in Company
24.Apr.07	Transaction in Own Shares
23.Apr.07	Holding(s) in Company
23.Apr.07	Transaction in Own Shares
19.Apr.07	Transaction in Own Shares
17.Apr.07	Director/PDMR Shareholding
17.Apr.07	Transaction in Own Shares
16.Apr.07	Director/PDMR Shareholding
16.Apr.07	Transaction in Own Shares
12.Apr.07	Transaction in Own Shares
05.Apr.07	Transaction in Own Shares
04.Apr.07	Transaction in Own Shares
03.Apr.07	Transaction in Own Shares
30.Mar.07	Analyst and Investor Day
30.Mar.07	Transaction in Own Shares
29.Mar.07	Transaction in Own Shares
28.Mar.07	Transaction in Own Shares
27.Mar.07	Transaction in Own Shares
26.Mar.07	Transaction in Own Shares
22.Mar.07	Transaction in Own Shares
21.Mar.07	Transaction in Own Shares
20.Mar.07	Transaction in Own Shares
16.Mar.07	Director/PDMR Shareholding
16.Mar.07	Transaction in Own Shares
15.Mar.07	Director/PDMR Shareholding
15.Mar.07	Agreement with Essar
15.Mar.07	Transaction in Own Shares
14.Mar.07	Flat.Rate Data Roaming Tariff
14.Mar.07	Transaction in Own Shares
12.Mar.07	Transaction in Own Shares
09.Mar.07	Transaction in Own Shares
08.Mar.07	Transaction in Own Shares
07.Mar.07	Transaction in Own Shares
06.Mar.07	Transaction in Own Shares
05.Mar.07	Transaction in Own Shares
02.Mar.07	Transaction in Own Shares
28.Feb.07	Transaction in Own Shares
23.Feb.07	Transaction in Own Shares
22.Feb.07	Transaction in Own Shares

DATE	DESCRIPTION
21.Feb.07	Transaction in Own Shares
19.Feb.07	Holding(s) in Company
19.Feb.07	Additional Listing
19.Feb.07	Transaction in Own Shares
16.Feb.07	Director/PDMR Shareholding
16.Feb.07	Transaction in Own Shares
15.Feb.07	Transaction in Own Shares
14.Feb.07	Publication of Prospectus
14.Feb.07	Director/PDMR Shareholding
14.Feb.07	Transaction in Own Shares
12.Feb.07	Transaction in Own Shares
12.Feb.07	Re:Hutch Essar in India
09.Feb.07	Director/PDMR Shareholding
09.Feb.07	Transaction in Own Shares
08.Feb.07	Director/PDMR Shareholding
08.Feb.07	UK RAN share with Orange
08.Feb.07	Transaction in Own Shares
07.Feb.07	Director/PDMR Shareholding
06.Feb.07	Six Monthly Return
06.Feb.07	Director/PDMR Shareholding
06.Feb.07	Transaction in Own Shares
05.Feb.07	Transaction in Own Shares
02.Feb.07	Transaction in Own Shares
31.Jan.07	Key Performance Indicators
31.Jan.07	Transaction in Own Shares
29.Jan.07	Transaction in Own Shares
26.Jan.07	Transaction in Own Shares
25.Jan.07	Transaction in Own Shares
24.Jan.07	Director/PDMR Shareholding
24.Jan.07	Transaction in Own Shares
23.Jan.07	Transaction in Own Shares
22.Jan.07	Transaction in Own Shares
19.Jan.07	Transaction in Own Shares
18.Jan.07	Transaction in Own Shares
17.Jan.07	Transaction in Own Shares
16.Jan.07	Transaction in Own Shares
15.Jan.07	Transaction in Own Shares
12.Jan.07	Transaction in Own Shares
11.Jan.07	Transaction in Own Shares
09.Jan.07	Transaction in Own Shares
08.Jan.07	Transaction in Own Shares
05.Jan.07	Transaction in Own Shares
04.Jan.07	Transaction in Own Shares
03.Jan.07	Transaction in Own Shares
29.Dec.06	Total Voting Rights
27.Dec.06	Transaction in Own Shares
22.Dec.06	Re: Hutchison Essar in India
21.Dec.06	Transaction in Own Shares
20.Dec.06	Transaction in Own Shares
19.Dec.06	Director/PDMR Shareholding
19.Dec.06	Director/PDMR Shareholding
19.Dec.06	Transaction in Own Shares
19.Dec.06	Interest in Swisscom Mobile
18.Dec.06	Director/PDMR Shareholding
18.Dec.06	Transaction in Own Shares
15.Dec.06	Director/PDMR Shareholding
15.Dec.06	Director/PDMR Shareholding

DATE	DESCRIPTION
15.Dec.06	Transaction in Own Shares
14.Dec.06	Transaction in Own Shares
13.Dec.06	Transaction in Own Shares
12.Dec.06	Transaction in Own Shares
11.Dec.06	Transaction in Own Shares
08.Dec.06	Transaction in Own Shares
07.Dec.06	Transaction in Own Shares
06.Dec.06	Analyst and investor Day
06.Dec.06	Transaction in Own Shares
05.Dec.06	Transaction in Own Shares
04.Dec.06	Interest in Vodafone Egypt
04.Dec.06	Transaction in Own Shares
01.Dec.06	Transaction in Own Shares
30.Nov.06	Holding(s) in Company
30.Nov.06	Transaction in Own Shares
29.Nov.06	Additional Listing
29.Nov.06	Transaction in Own Shares
21.Nov.06	Director/PDMR Shareholding
20.Nov.06	Transaction in Own Shares
17.Nov.06	Director/PDMR Shareholding
17.Nov.06	Director/PDMR Shareholding
17.Nov.06	Publication of Prospectus
17.Nov.06	Transaction in Own Shares
16.Nov.06	Transaction in Own Shares
15.Nov.06	Director/PDMR Shareholding
15.Nov.06	Transaction in Own Shares
14.Nov.06	Interim Results . Part 3
14.Nov.06	Alliance with Yahoo! in UK
14.Nov.06	Interim Results . Part 2
14.Nov.06	Interim Results . Part 1
14.Nov.06	Transaction in Own Shares
13.Nov.06	Director Declaration
13.Nov.06	Transaction in Own Shares
10.Nov.06	Broadband from Vodafone
10.Nov.06	Transaction in Own Shares
09.Nov.06	Disclosure information
09.Nov.06	Data Centre Consolidation
09.Nov.06	Transaction in Own Shares
08.Nov.06	Strategic Partnership
08.Nov.06	Transaction in Own Shares
07.Nov.06	New Non-executive Directors
07.Nov.06	Transaction in Own Shares
06.Nov.06	Transaction in Own Shares
03.Nov.06	Completion of Proximus
03.Nov.06	Transaction in Own Shares
02.Nov.06	Outsourcing IT Deal
02.Nov.06	Transaction in Own Shares
01.Nov.06	Transaction in Own Shares
30.Oct.06	Transaction in Own Shares
27.Oct.06	Transaction in Own Shares
26.Oct.06	Transaction in Own Shares
25.Oct.06	Transaction in Own Shares
23.Oct.06	Director/PDMR Shareholding
23.Oct.06	Transaction in Own Shares
20.Oct.06	Transaction in Own Shares
19.Oct.06	Transaction in Own Shares
18.Oct.06	Transaction in Own Shares

DATE	DESCRIPTION
17.Oct.06	Transaction in Own Shares
16.Oct.06	Transaction in Own Shares
13.Oct.06	Organisational Change
12.Oct.06	Transaction in Own Shares
11.Oct.06	Transaction in Own Shares
10.Oct.06	Transaction in Own Shares
09.Oct.06	Transaction in Own Shares
05.Oct.06	First Single Brand Partnership
05.Oct.06	Global Outsourcing Deal
04.Oct.06	Director/PDMR Shareholding
03.Oct.06	Analyst and Investor Day
02.Oct.06	Transaction in Own Shares
29.Sep.06	Director/PDMR Shareholding
29.Sep.06	Transaction in Own Shares
28.Sep.06	Transaction in Own Shares
27.Sep.06	Transaction in Own Shares
26.Sep.06	Transaction in Own Shares
25.Sep.06	Director/PDMR Shareholding
20.Sep.06	Transaction in Own Shares
18.Sep.06	Transaction in Own Shares
15.Sep.06	Director/PDMR Shareholding
15.Sep.06	Transaction in Own Shares
14.Sep.06	Transaction in Own Shares
13.Sep.06	Transaction in Own Shares
12.Sep.06	Transaction in Own Shares
11.Sep.06	Director Declaration
11.Sep.06	Fixed-line Broadband in UK
08.Sep.06	Transaction in Own Shares
07.Sep.06	Transaction in Own Shares
06.Sep.06	Publication of Prospectus
06.Sep.06	Transaction in Own Shares
05.Sep.06	Board Appointment
05.Sep.06	Transaction in Own Shares
04.Sep.06	Transaction in Own Shares
01.Sep.06	Director/PDMR Shareholding
01.Sep.06	Transaction in Own Shares
31.Aug.06	Transaction in Own Shares
30.Aug.06	Publication of Prospectus
30.Aug.06	Transaction in Own Shares
29.Aug.06	Transaction in Own Shares
25.Aug.06	Director/PDMR Shareholding
25.Aug.06	Transaction in Own Shares
25.Aug.06	Sale of Interest in Proximus
22.Aug.06	Director/PDMR Shareholding
22.Aug.06	Transaction in Own Shares
21.Aug.06	Transaction in Own Shares
18.Aug.06	Transaction in Own Shares
17.Aug.06	Transaction in Own Shares
16.Aug.06	Additional Listing
16.Aug.06	Transaction in Own Shares
15.Aug.06	Transaction in Own Shares
14.Aug.06	Transaction in Own Shares
11.Aug.06	Director/PDMR Shareholding
10.Aug.06	Publication of Prospectus
10.Aug.06	Transaction in Own Shares
09.Aug.06	Director/PDMR Shareholding
09.Aug.06	Transaction in Own Shares

DATE	DESCRIPTION
08.Aug.06	Director/PDMR Shareholding
07.Aug.06	Dividend Declaration
04.Aug.06	Further re B Shares
31.Jul.06	Issue of B shares
31.Jul.06	Share Capital Consolidation
26.Jul.06	Publication of Prospectus
25.Jul.06	Director/PDMR Shareholding
25.Jul.06	Result of AGM
25.Jul.06	Result of EGM
24.Jul.06	Senior Management Change
24.Jul.06	Key Performance Indicators
24.Jul.06	Transaction in Own Shares
21.Jul.06	Transaction in Own Shares
20.Jul.06	Director/PDMR Shareholding
20.Jul.06	Transaction in Own Shares
19.Jul.06	Transaction in Own Shares
18.Jul.06	Transaction in Own Shares
17.Jul.06	Transaction in Own Shares
13.Jul.06	Transaction in Own Shares
11.Jul.06	Transaction in Own Shares
10.Jul.06	Director/PDMR Shareholding
10.Jul.06	Transaction in Own Shares
07.Jul.06	Transaction in Own Shares
06.Jul.06	Transaction in Own Shares
05.Jul.06	Director/PDMR Shareholding
05.Jul.06	Transaction in Own Shares
04.Jul.06	Transaction in Own Shares
03.Jul.06	Director/PDMR Shareholding
03.Jul.06	Transaction in Own Shares
29.Jun.06	Transaction in Own Shares
28.Jun.06	Transaction in Own Shares
27.Jun.06	Transaction in Own Shares
26.Jun.06	Annual Information Update
26.Jun.06	Transaction in Own Shares
23.Jun.06	Transaction in Own Shares

2. RNS Reach Releases

DATE		DESCRIPTION
06.Jun.07	Vodafone Group Plc	Vodafone Mobile Internet
21.May.07	Vodafone Group Plc	Launch of handset
11.May.07	Vodafone Group Plc	Shared service centre – Hungary
01.May.07	Vodafone Group Plc	Partner Network in Guernsey
01.May.07	Vodafone Group Plc	Partner Network in Jersey
10.Apr.07	Vodafone Group Plc	Agreement Contract
05.Apr.07	Vodafone Group Plc	Handset Agreement
04.Apr.07	Vodafone Group Plc	Football Sponsorship
30.Mar.07	Vodafone Group Plc	Vodafone Turkey Rebranding
13.Feb.07	Vodafone Group Plc	Extend IM Partnership with Yahoo!
13.Feb.07	Vodafone Group Plc	Enhanced IM with Microsoft
13.Feb.07	Vodafone Group Plc	Agreement with ZTE
12.Feb.07	Vodafone Group Plc	Agreement with Citigroup C&IB
12.Feb.07	Vodafone Group Plc	Agreement with Google
09.Feb.07	Vodafone Group Plc	Agreement with YouTube
08.Feb.07	Vodafone Group Plc	New eBay Mobile Service
07.Feb.07	Vodafone Group Plc	Partnership with MySpace

DATE		DESCRIPTION
06.Feb.07	Vodafone Group Plc	Partner Network Agreement
15.Jan.07	Vodafone Group Plc	New Handsets launched
27.Nov.06	Vodafone Group Plc	Next Gen Mobile Network Ltd
06.Nov.06	Vodafone Group Plc	Agreement with Microsoft
16.Oct.06	Vodafone Group Plc	Christmas Handset Line Up
12.Oct.06	Vodafone UK Limited	Exclusive Deal with Phones 4U
28.Sep.06	Vodafone Group Plc	Launch of new handset
19.Sep.06	Vodafone Group Plc	10M Passport Customers
14.Sep.06	Vodafone Group Plc	NGMN Initiative
26.Jul.06	Vodafone Group Plc	Appointment

3. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA. Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

Date	Document
15.06.2007	Annual Review and Summary Financial Statement 2007
Notice of Annual General Meeting 2007
Annual Report 2007

4. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the SEC by virtue of Vodafone’s listing on the New York Stock Exchange through its American Depositary Receipt Programme and are available for viewing on the Securities and Exchange Commission’s website at www.sec.gov/edgar/searchedgar/webusers.htm

DATE	TYPE	DESCRIPTION
2007.06.15	6.K	Report of foreign issuer
2007.06.14	6.K	Annual and transition report of foreign private issuers
2007.06.08	6.K	Report of foreign issuer
2007.06.07	6.K	Report of foreign issuer
2007.05.30	6.K	Report of foreign issuer
2007.05.24	6.K	Report of foreign issuer
2007.05.17	6.K	Report of foreign issuer
2007.05.11	6.K	Report of foreign issuer
2007.04.10	6.K	Report of foreign issuer
2007.03.21	CERTNYS	Certification by the New York Stock Exchange approving securities for listing
2007.03.19	6.K	Report of foreign issuer
2007.03.16	6.K	Report of foreign issuer
2007.02.27	8.A12B	Registration of securities
2007.02.22	424B2	Prospectus)
2007.02.22	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
2007.02.20	6.K	Report of foreign issuer
2007.02.20	6.K	Report of foreign issuer
2007.02.12	6.K	Report of foreign issuer
2007.02.12	6.K	Report of foreign issuer
2007.01.31	6.K	Report of foreign issuer
2007.01.05	6.K	Report of foreign issuer
2006.12.19	6.K	Report of foreign issuer
2006.12.12	6.K	Report of foreign issuer

DATE	TYPE	DESCRIPTION
2006.12.07	6.K	Report of foreign issuer
2006.12.01	6.K	Report of foreign issuer
2006.11.15	6.K	Report of foreign issuer
2006.11.13	6.K	Report of foreign issuer
2006.11.13	6.K	Report of foreign issuer
2006.11.08	6.K	Report of foreign issuer
2006.11.06	6.K	Report of foreign issuer
2006.10.13	6.K	Report of foreign issuer
2006.10.13	6.K	Report of foreign issuer
2006.10.06	6.K	Report of foreign issuer
2006.09.20	6.K	Report of foreign issuer
2006.09.05	6.K	Report of foreign issuer
2006.09.01	424B3	Prospectus
2006.09.01	6.K	Report of foreign issuer
2006.09.01	8.A12B/A	Registration of securities
2006.08.25	6.K	Report of foreign issuer
2006.08.11	6.K	Report of foreign issuer
2006.08.04	SC TO.I/A	Tender offer statement by Issuer
2006.08.04	6.K	Report of foreign issuer
2006.07.31	EFFECT	Notice of Effectiveness
2006.07.26	SC TO.I/A	Tender offer statement by Issuer
2006.07.24	F.6	Registration of American Depostory Receipt shares, not immediately effective
2006.07.24	6.K	Report of foreign issuer
2006.07.24	6.K	Report of foreign issuer
2006.07.11	6.K	Report of foreign issuer
2006.07.06	SC TO.I/A	Tender offer statement by Issuer

5. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for registered users, are available for download from the Companies House website at www.direct.companies.house.gov.uk.

DATE	TYPE	DESCRIPTION
18/06/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
18/06/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/06/2007	363a	RETURN MADE UP TO 14/02/07; BULK LIST AVAILABLE SEPARATELY
18/06/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
18/06/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/06/2007	363a	RETURN MADE UP TO 14/02/07; BULK LIST AVAILABLE SEPARATELY
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
01/06/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
29/05/2007	88(2)R	Return of Allotment of Shares
24/05/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
24/05/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
24/05/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
23/05/2007	88(2)R	Return of Allotment of Shares
14/05/2007	88(2)R	Return of Allotment of Shares
14/05/2007	88(2)R	Return of Allotment of Shares
14/05/2007	88(2)R	Return of Allotment of Shares
02/05/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
02/05/2007	88(2)R	Return of Allotment of Shares
27/04/2007	88(2)R	Return of Allotment of Shares
27/04/2007	88(2)R	Return of Allotment of Shares
27/04/2007	88(2)R	Return of Allotment of Shares
23/04/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/04/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
25/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
12/04/2007	88(2)R	Return of Allotment of Shares
04/04/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury

DATE	TYPE	DESCRIPTION
04/04/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
13/04/2007	88(2)R	Return of Allotment of Shares
13/04/2007	88(2)R	Return of Allotment of Shares
13/04/2007	88(2)R	Return of Allotment of Shares
13/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
05/04/2007	88(2)R	Return of Allotment of Shares
29/03/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/03/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/03/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/03/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
12/03/2007	88(2)R	Return of Allotment of Shares
06/03/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
06/03/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares
01/03/2007	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
01/03/2007	88(2)R	Return of Allotment of Shares
26/02/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
26/02/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
17/02/2007	88(2)R	Return of Allotment of Shares
14/02/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/02/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/02/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
02/02/2007	88(2)R	Return of Allotment of Shares
30/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
30/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	88(2)R	Return of Allotment of Shares
24/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
24/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	88(2)R	Return of Allotment of Shares
10/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
10/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
09/01/2007	88(2)R	Return of Allotment of Shares
03/01/2007	288b	DIRECTOR RESIGNED
04/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/01/2007	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	88(2)R	Return of Allotment of Shares
29/12/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/12/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/12/2006	288a	DIRECTOR APPOINTED
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
18/12/2006	88(2)R	Return of Allotment of Shares
12/12/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
12/12/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
08/12/2006	88(2)R	Return of Allotment of Shares
11/12/2006	288a	DIRECTOR APPOINTED
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
05/12/2006	88(2)R	Return of Allotment of Shares
27/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
24/11/2006	88(2)R	Return of Allotment of Shares
23/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
16/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
17/11/2006	88(2)R	Return of Allotment of Shares
13/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
13/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
13/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
13/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
11/11/2006	88(2)R	Return of Allotment of Shares
02/11/2006	88(2)R	Return of Allotment of Shares
02/11/2006	88(2)R	Return of Allotment of Shares
02/11/2006	88(2)R	Return of Allotment of Shares
02/11/2006	88(2)R	Return of Allotment of Shares
02/11/2006	88(2)R	Return of Allotment of Shares
02/11/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
30/10/2006	88(2)R	Return of Allotment of Shares
01/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
01/11/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/10/2006	288a	DIRECTOR APPOINTED
23/10/2006	AA	GROUP OF COMPANIES’ ACCOUNTS MADE UP TO 31/03/05
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
23/10/2006	88(2)R	Return of Allotment of Shares
24/10/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
19/10/2006	88(2)R	Return of Allotment of Shares
19/10/2006	88(2)R	Return of Allotment of Shares
19/10/2006	88(2)R	Return of Allotment of Shares
19/10/2006	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
13/10/2006	88(2)R	Return of Allotment of Shares
13/10/2006	88(2)R	Return of Allotment of Shares
13/10/2006	88(2)R	Return of Allotment of Shares
13/10/2006	88(2)R	Return of Allotment of Shares
11/10/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
11/10/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
10/10/2006	88(2)R	Return of Allotment of Shares
09/10/2006	88(2)R	Return of Allotment of Shares
09/10/2006	88(2)R	Return of Allotment of Shares
05/10/2006	88(2)R	Return of Allotment of Shares
12/10/2006	88(2)O
10/10/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/09/2006	88(2)R	Return of Allotment of Shares
26/09/2006	88(2)R	Return of Allotment of Shares
26/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
26/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
03/10/2006	363a	RETURN MADE UP TO 15/08/06; BULK LIST AVAILABLE SEPARATELY
22/09/2006	88(2)R	Return of Allotment of Shares
22/09/2006	88(2)R	Return of Allotment of Shares
20/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
11/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
11/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
11/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
11/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
12/09/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
08/09/2006	88(2)R	Return of Allotment of Shares
06/09/2006	122	CONVE 07/08/06
06/09/2006	MISC	FORM 122 SHARES REDEEMED
06/09/2006	122	S.DIV 31/07/06
31/08/2006	88(2)R	Return of Allotment of Shares
31/08/2006	88(2)R	Return of Allotment of Shares
22/08/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
18/08/2006	88(2)R	Return of Allotment of Shares
16/08/2006	88(2)R	Return of Allotment of Shares
15/08/2006	88(2)R	Return of Allotment of Shares
04/09/2006	123	NC INC ALREADY ADJUSTED 25/07/06
04/09/2006	RES01	UP TO 9990000000 25/07/06; SUBDIV/CONS/AGGREGATE 25/07/06; AUTH ALLOT OF SECURITY 25/07/06 ; £ NC; ADOPT ARTICLES 25/07/06
16/08/2006	88(2)O	AD 28/07/06......... US$ SI 15482@.11428
10/08/2006	RES01	APPOINTMENT OF OFFICERS 25/07/06; DISAPP PRE.EMPT RIGHTS 25/07/06 ; AUTH ALLOT OF SECURITY 25/07/06 ; ORDIN SHARES @ US$0.10 25/07/06; ADOPT ARTICLES 25/07/06
10/08/2006	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
10/08/2006	88(2)R	Return of Allotment of Shares
10/08/2006	88(2)R	Return of Allotment of Shares
09/08/2006	88(2)R	Return of Allotment of Shares
09/08/2006	88(2)R	Return of Allotment of Shares
07/08/2006	88(2)R	Return of Allotment of Shares
07/08/2006	88(2)R	Return of Allotment of Shares
04/08/2006	88(2)R	Return of Allotment of Shares
04/08/2006	88(2)R	Return of Allotment of Shares
04/08/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/08/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
26/07/2006	288b	DIRECTOR RESIGNED
26/07/2006	288b	DIRECTOR RESIGNED
26/07/2006	288b	DIRECTOR RESIGNED
26/07/2006	288b	DIRECTOR RESIGNED
26/07/2006	88(2)R	Return of Allotment of Shares
26/07/2006	88(2)R	Return of Allotment of Shares
25/07/2006	88(2)R	Return of Allotment of Shares
25/07/2006	88(2)R	Return of Allotment of Shares
25/07/2006	88(2)R	Return of Allotment of Shares
25/07/2006	88(2)R	Return of Allotment of Shares
20/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
18/07/2006	88(2)R	Return of Allotment of Shares
17/07/2006	88(2)R	Return of Allotment of Shares
12/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
12/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
12/07/2006	88(2)R	Return of Allotment of Shares
12/07/2006	88(2)R	Return of Allotment of Shares
12/07/2006	88(2)R	Return of Allotment of Shares
07/07/2006	288a	DIRECTOR APPOINTED
05/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
05/07/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
27/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
27/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/06/2006	88(2)R	Return of Allotment of Shares
23/06/2006	88(2)R	Return of Allotment of Shares
19/06/2006	88(2)R	Return of Allotment of Shares
21/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
21/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
19/06/2006	88(2)R	Return of Allotment of Shares
19/06/2006	88(2)R	Return of Allotment of Shares

DATE	TYPE	DESCRIPTION
19/06/2006	88(2)R	Return of Allotment of Shares
15/06/2006	88(2)R	Return of Allotment of Shares
15/06/2006	88(2)R	Return of Allotment of Shares
15/06/2006	88(2)R	Return of Allotment of Shares
15/06/2006	88(2)R	Return of Allotment of Shares

5. Documents sent to shareholders

The following documents have been published and dispatched to Vodafone’s shareholders. Copies of these documents can be found on Vodafone’s website at www.vodafone.com.

Date	Document

15/06/2007	Notice of Annual General Meeting

16/06/2006	Notice of Annual General Meeting

Further information is available on Vodafone’s website at www.vodafone.com or by contacting

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 June 2007

Number of ordinary shares transferred:	331,568

Highest transfer price per share:	158.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,216,660,622 of its ordinary shares in treasury and has 52,922,511,881 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 June 2007

Number of ordinary shares transferred:	163,380

Highest transfer price per share:	156p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,216,497,242 of its ordinary shares in treasury and has 52,922,892,223 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 June 2007

Number of ordinary shares transferred:	1,538,339

Highest transfer price per share:	160p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,214,958,903 of its ordinary shares in treasury and has 58,140,755,689 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,925,796,786  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,925,796,786. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 2, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary